
April 11, 2023

Jeffrey Oldenkamp
Executive Vice President and Chief Financial Officer
Hawkins, Inc.
2381 Rosegate
Roseville, MN 55113

      Re: Hawkins, Inc.
          Form 10-K for the Fiscal Year Ended April 3, 2022
          Filed May 18, 2022
          File No. 000-07647

Dear Jeffrey Oldenkamp:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services